# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alumis Inc., CIK 0001847367
CUSIP: 022307102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 280 EAST GRAND AVENUE, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 05/14/2026
Filed by CIK 0001975990
Persons authorized to receive notices and communications: Gregory A. Brown, AyurMaya Capital Management Company. LP, 3 Pleasant Street, Suite 400, Portsmouth, New Hampshire (NH), 03801, 781-522-4007; Christodoulos Kaoutzanis, Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York (NY), 10019-6064, 212-373-3000

## Reporting persons
- AyurMaya Capital Management Company, LP (CIK 0001975990): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 15,139,707; sole dispositive power 0; shared dispositive power 15,139,707; aggregate amount beneficially owned 15,139,707 (12.3% of the class)
- David E. Goel: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 15,139,707; sole dispositive power 0; shared dispositive power 15,139,707; aggregate amount beneficially owned 15,139,707 (12.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Alumis Inc.
Address of issuer's principal executive offices: 280 EAST GRAND AVENUE, SOUTH SAN FRANCISCO, California (CA), 94080
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on July 3, 2024 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"). This Amendment No. 3 amends and restates Items 5(a)-(c), as set forth below, to reflect a change in the percentage of shares beneficially owned resulting solely from a change in the outstanding shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D as of the date hereof are calculated based upon approximately 123,432,027 shares of voting Common Stock outstanding as of May 5, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: No transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

## Signatures
- AyurMaya Capital Management Company, LP: /s/ David E. Goel, By: AyurMaya Capital Management Company GP, LLC, General Partner, By: David E. Goel, Managing Member (07/02/2026)
- David E. Goel: /s/ David E. Goel, David E. Goel, Individually (07/02/2026)